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                                                                    EXHIBIT 99.6

                            Tyco Capital Corporation
                           1211 Avenue of the Americas
                            New York, New York 10036

December 20, 2001

Mr. Dennis Kakures

Dear Dennis,

          The purpose of this letter (the "Employment Agreement") is to set forth the terms and conditions of your employment with Tyco Capital Corporation, a Nevada corporation ("TCC") or an affiliate of Tyco Capital Corporation designated by TCC (together with TCC, the "Company").

          You currently are the President and Chief Operating Officer of McGrath RentCorp ("McGrath"). Pursuant to the Agreement and Plan of Merger between McGrath and an affiliate of TCC, dated as of December 20, 2001 (the "Merger Agreement"), McGrath will be merged with the affiliate of TCC (the "Merger"), with such affiliate being the surviving company in the Merger. In your current position you perform unique and irreplaceable services for McGrath. The Company has determined and you acknowledge that it is imperative that the Company be able to rely on your services following the effective date of the Merger, and that your continued performance of services to the Company is a crucial component of the Merger.

          Pursuant to and subject to the foregoing, the terms of your employment with the Company will be as follows:

          1. EFFECTIVE DATE. The "Effective Date" of this Employment Agreement will be the Effective Time under the Merger Agreement. If the Merger Agreement is terminated without the Merger being consummated, this Employment Agreement shall be null and void and of no force or effect.

          2. TITLE AND POSITION. Your position will be President of Tyco Capital Rental Company, reporting to the Group CEO of Tyco Capital Equipment Rental and Financing.

          3. EMPLOYMENT TERM. The term of this Employment Agreement (the "Employment Term") is for 3 years from the Effective Date.

          4. COMPENSATION. In your new position with the Company, your annual base salary will be $335,000, payable in accordance with the customary payroll practices of the Company. Your base salary may be increased (but not reduced) by the Company from time to time, based upon your performance and responsibilities, pursuant to the Company's standard procedures for salary adjustments. With respect to the 2002 fiscal year (i.e., the period ending September 30, 2002), provided that you remain employed by the Company on September 30, 2002, you shall be entitled to a minimum bonus of $251,250.

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          5.   EMPLOYEE BENEFITS. As of the Effective Date, you will participate in all executive bonus and incentive compensation plans for which your level of employment makes you eligible, in accordance with and subject to the Company's policies and the terms of such plans. In addition, you will be an eligible participant in TCC's Executive Automobile Program and, subject to the terms of such plan, the deferred compensation plan of Tyco International Ltd. ("TIL").

          6. STOCK OPTION. On the Effective Time, TCC shall cause TIL to grant to you an option (the "Option") to purchase 50,000 TIL common shares ("Common Shares"), pursuant to the terms of TIL's Long Term Incentive Plan II (the "Stock Plan"). The Option will have an exercise price per share equal to the fair market value of a TIL common share on the date of grant, determined in accordance with the standard practices under the Stock Plan, and shall vest and become exercisable on the third anniversary of the date of grant. The other terms of the Option will be set forth in an option agreement (the "Option Agreement") between TIL and you. In the event your employment with the Company terminates for any reason other than for Cause (as defined below), the Option shall continue to vest on the date specified above, subject to compliance with the covenants set forth in Sections 9, 10 and 11 below. In the event that you violate such covenants, the Option, whether or not vested, shall expire and be of no further force or effect. In the event that you violate such covenants after you have exercised the Option, or any portion of the Option, any gain recognized upon such exercise shall, upon request of the Company, be paid to the Company.

          7.   RESTRICTED STOCK.

          (a) As a replacement of, and in consideration of the waiver of, your rights under your Stock Bonus Agreements, dated November 2001 and February 2001, as amended, pursuant to the McGrath 2000 Long-Term Stock Bonus Plan, the Company shall cause TIL to issue to you, as of the Effective Time, a number of Common Shares (the "Bonus Restricted Shares") equal to two (2) times the number of Termination Bonus Shares, but in no event shall such number exceed the Total Bonus Shares. A number of Bonus Restricted Shares equal to the Termination Bonus Shares shall vest on the first anniversary of the Effective Date and the remainder of such shares shall vest on the second anniversary of the Effective Date. For purposes of this Employment Agreement, "Termination Bonus Shares" shall mean the number of shares of McGrath common shares to which you would be entitled under Section 8.3.2 of your Stock Bonus Agreements were you to terminate employment as of the Effective Time, multiplied by the Exchange Ratio (as defined in the Merger Agreement) and "Total Bonus Shares" shall mean the total number of McGrath common shares which could be granted to you under your Stock Bonus Agreements, multiplied by the Exchange Ratio (as defined in the Merger Agreement).

          (b) As of the Effective Date you will be granted 10,000 restricted Common Shares (the "New Restricted Shares") pursuant to the terms of TIL's 1994 Restricted Stock Ownership Plan. The restrictions on the New Restricted Shares shall lapse and the shares shall vest in one-third increments

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               following the completion of fiscal years 2002, 2003 and 2004, respectively, assuming pre-established performance metrics are achieved.

          (c) If your employment should terminate prior to the date the shares granted under this Section 7 vest, you will forfeit all unvested Bonus Restricted Shares and all unvested New Restricted Shares unless they become vested pursuant to Section 8 hereof.

          8. TERMINATION OF EMPLOYMENT. If during the Employment Term your employment with the Company (i) is terminated by the Company for any reason other than "Cause" (as defined below), (ii) is terminated by reason of your death or disability, or (iii) is terminated by you in an Approved Termination (as defined below), then, subject to your continued compliance with the covenants set forth in Sections 9, 10 and 11 hereof, (1) the Company will pay you a separation payment payable monthly in 24 equal installments equal to two times your then current base salary plus two times the average of the annual bonuses, if any, that you received from the Company or McGrath, as applicable, in the prior two years; (2) the Company will pay you an amount equal to a pro-rata annual bonus for that portion of the bonus year up to the termination date based on your then target bonus and (3) all of your Bonus Restricted Shares and all of your New Restricted Shares shall become fully vested as of the date of your termination of employment. For purposes of this Employment Agreement, "Cause" shall mean (a) your willful and continued failure to perform substantially your duties on behalf of the Company and its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), if not cured within a 30-day period following written notice from the Company of such failure; (b) the willful engagement by you in illegal conduct or gross misconduct; (c) commission or conviction of a felony or guilty or nolo contendere plea by you with respect thereto; or (d) a material breach of the confidentiality or competitive activity provisions of this Employment Agreement. For purposes of this Employment Agreement, an "Approved Termination" shall mean a termination by you for any reason, provided that (w) the Company could not have terminated your employment for Cause as of the date you give notice of your intent to terminate employment and (x) the effective date of such termination of employment is on a date determined by the Company, but which date may not be later than three months after the date you notify the Company of your intent to terminate employment, (y) you continue in good faith to perform your duties and obligations until the effective date of such termination of employment, and (z) between the date that you give notice of your intent to terminate your employment and the effective date of the termination of employment, you do not commit and are not convicted of a felony, and do not plead guilty or nolo contendere with respect thereto. If you satisfy the requirements of an Approved Termination, you will be entitled to the benefits set forth in this Section 8, without regard to whether the Company subsequently could have terminated you for Cause.

          9. CONFIDENTIAL INFORMATION. You acknowledge that you have acquired and will continue to acquire confidential information regarding TCC and its affiliates, customers, strategic partners, and employees. Accordingly, you agree that without the prior written consent of the Chief Executive Officer of TCC, you will not, at any time, disclose to any unauthorized person or otherwise use any such confidential information. For this purpose, confidential information means non-public information concerning TCC's and its affiliates' financial performance, plans and projections, business strategies, products and services, (and proprietary

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product data), customers employees, strategic partners, marketing plans, and other proprietary information concerning TCC and its affiliates, except for specific items which have become publicly available other than as a result of your breach of this Employment Agreement.

          10. COMPETITIVE ACTIVITY. You acknowledge and agree that the pursuit of the activities forbidden by this subsection would necessarily involve the use or disclosure of confidential information in breach of the preceding section, but that proof of such a breach would be extremely difficult. To forestall this disclosure, use, and breach, and in consideration of the employment under this Employment Agreement, you agree that during the period that you are employed by the Company and for two years after the termination of your employment with the Company, whether by the Company or by you, for any reason, you will not, without the written consent of the CEO of the Company, directly or indirectly, serve as an employee, consultant, owner, officer or director of any organization or business entity which (i) is in competition with an aspect of the Company's business for which, during the one year prior to termination, you performed direct or supervisory services or were otherwise involved ("Protected Activities") and (ii) operates in a geographic location in which the Company performs such Protected Activities (such organization or business entity, a "Competitor"), unless you can prove that any action taken in contravention of this subsection was done without the use in any way of confidential information. Notwithstanding the foregoing, it shall not be a breach of this paragraph if, after the termination of your employment, (X) you are employed by a Competitor so long as you do not work or make policy for, oversee in fact, consult with, or provide information to, any subsidiary, division or other organizational unit of such Competitor which is in competition with the Company or (Y) you acquire or hold not more than one percent of any class of publicly traded securities of a Competitor, provided that such securities entitle you to not more than one percent of the total outstanding votes entitled to be cast by securityholders of such business in matters on which such securityholders are entitled to vote.

          11. INTERFERENCE WITH BUSINESS. In order to avoid disruption of the Company's business, you and the Company agree that during the period that you are employed by the Company and for two years after the termination of your employment with the Company, whether by the Company or by you, for any reason, you will not (A) disparage or publicly criticize TIL, the Company or any of their affiliates, or (B) hire any person who was employed by the Company or any of its affiliates (other than persons employed in a clerical or other administrative position) within the six-month period preceding the date of such hiring, or solicit, entice, persuade or induce any person or entity doing business with the Company and/or its affiliates, to terminate such relationship or to refrain from extending or renewing the same. During this same period, the Company will not, and will cause TIL and its other affiliates and any of their respective affiliates, officers or directors not to, disparage or publicly criticize you.

          You hereby acknowledge that the provisions of Sections 9, 10 and 11 hereof are reasonable and necessary for the protection of the Company and its affiliates. In addition, you further acknowledge that the Company and its affiliates will be irrevocably damaged if such covenants are not specifically enforced. Accordingly, you agree that, in addition to any other relief to which the Company may be entitled, the Company will be entitled to seek and obtain injunctive relief (without the requirement of any bond) from a court of competent jurisdiction for the purposes of restraining you from an actual or threatened breach of such covenants. In addition, and without limiting the Company's other remedies, in the event of any breach by you

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of such covenants, the Company will have no obligation to pay the separation or any other payments otherwise payable hereunder. You and the Company agree that the scope, duration or extent of the terms of the preceding two paragraphs are fair and reasonable in the circumstances. Nevertheless, if a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the scope, duration or extent of any of these terms exceeds that which is permitted by law, then such scope, duration or extent shall be reduced to that which is permitted by law in the circumstances, as determined by such court of competent jurisdiction.

          If any provision of this Employment Agreement is invalid or unenforceable, the balance of this letter will remain in effect. This Employment Agreement will be governed by and construed in accordance with the laws of the State of New York. Any action brought by any party to this Employment Agreement shall be brought and maintained in a court of competent jurisdiction in the State of New York. Each of the parties hereto submits to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States located in the City of New York, Borough of Manhattan, with respect to any claim or cause of action arising out of this Employment Agreement or the transactions contemplated hereby. The Company shall reimburse you for reasonable travel and lodging expenses that you incur in connection with any such claim or cause of action brought in New York.

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Very truly yours,

TYCO CAPITAL CORPORATION

By: /s/ Albert R. Gamper, Jr.
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Name:  Albert R. Gamper, Jr.
Title: President and Chief Executive Officer

       If you agree with the terms of this Employment Agreement, please so indicate by signing and returning the enclosed copy of this letter, whereupon this letter shall constitute a binding agreement between the Company and you.

Accepted and Agreed:

DENNIS KAKURES

/s/ Dennis Kakures
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